P.O. Box 147
110 East Elk Street
Jackson, Nebraska 68743
Phone: 402-632-2676
Fax: 402-632-2677

May 19, 2005

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Siouxland Ethanol, LLC Registration Statement on Form SB-2 File No. 333-123473 Filed on March 21, 2005

Dear Mr. Owings:

     We are in receipt of your letter dated April 20, 2005, providing comments on our Form SB-2 registration statement as filed on March 21, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 1 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

General

1. We note that the securities you are offering for sale at $10,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note due after the offering closes. It is unclear whether this structure is consistent with Rule 10b-9 under the Securities Exchange Act of 1934. Rule 10b-9(a)(2), in relevant effect, prohibits the release from escrow of consideration paid in a minimum-maximum offering unless “the total amount due to the [issuer] is received by [the issuer] by a specified date.” It is unclear whether receipt of a promissory note constitutes the total amount due. Please revise or advise. In this regard, and as part of your response, please tell us with a view toward clarifying disclosure whether your escrow agent will release the funds to you upon confirmation that the offering has terminated and you have received the minimum proceeds in cash, or whether a mixture of cash and promissory notes by the offering termination date is sufficient to trigger release from escrow.

     Registrant’s response: The offering structure is consistent with Rule 10b-9 of the Securities Exchange Act of 1934 because (i) the minimum number of units (1,900) must be sold at a purchase price of $10,000 per unit and 10% of the aggregate minimum offering amount ($1,900,000) must be paid in cash to the escrow agent prior to one year from the effective date of our registration statement; and (ii) the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering amount no later than one year and three months after the effective date of our registration statement prior to releasing funds from escrow.

     Pursuant to our Escrow Agreement, cash proceeds equal or exceeding the minimum offering amount of $19,000,000 must be deposited into the escrow account as one of the conditions of releasing funds from escrow. A mixture of cash proceeds and promissory notes will not satisfy this condition. Section 7 of the Escrow Agreement dated March 17, 2005, and included as Exhibit 4.3 to the registration statement, provides that the escrow account must be terminated no later than one year and one day from the effective date of our registration statement (the “Termination Date”). However, the provision further states that if we have sold the minimum number of units (1,900), the escrow agent has received cash proceeds equal to 10% of the aggregate minimum offering amount ($1,900,000) and we have advised purchasers of their obligation to remit the 90% balance of the aggregate offering amount prior to the Termination Date, the escrow account continues for a period of three (3) months from the Termination Date during which the 90% cash balance must be paid to the escrow agent prior to releasing funds from escrow. If, at the end of the three month period, cash proceeds deposited with the escrow agent do not equal the aggregate minimum offering amount of $19,000,000, the escrow agreement must terminate and the cash deposits must be promptly returned to the purchasers.

     We have revised our registration statement and prospectus throughout to clarify this disclosure. For example, please refer to the prospectus cover page, the “Prospectus Summary – Escrow Procedures on page 5 and the third risk factor under “Risks Related to the Offering,” on page 7.

2. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you include many factual statements, but you do not always indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

•	“We expect the ethanol plant will annually process approximately 18.5 million bushels of corn into 50 million galls of ethanol, 160,000 tons of distillers grains for animal feed and 110,200 tons of carbon dioxide.”

•	“We believe that ethanol production is expanding rapidly at this time.”

•	“The price of grain has fluctuated significantly in the past and may fluctuate significantly in the future.”

•	“[R]ail is considerably more cost effective than truck transportation to the more distant markets.”

These are only examples. The Business section in particular contains a number of other examples. If the statements are based up on management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us appropriately marked and dated. We may have further comments.

     Registrant’s response: We have reviewed our disclosures and revised the prospectus as suggested. See pages 1, 13, 32, 33, 35, 36, 37, 45 and 50. We have enclosed the 2005 Annual Report from the Renewable Fuels Association. Relevant portions from these reports have been highlighted to facilitate your review.

3. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

     Registrant’s response: We have replaced the diagram illustrating the dry mill process with an updated diagram from the Renewable Fuels Association.

Registration Statement Facing Page

4. On the facing page, please add a sentence indicated that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

     Registrant’s response: The securities are being offered on a continuous basis pursuant to Rule 415. We have revised the registration statement facing page as suggested.

Prospectus Cover Page, page i

5. Please remove from the cover page and elsewhere in the forepart of your document all defined terms. Readers will understand, without resorting to a definition, the meaning of “we,” “us,” or “Siouxland Ethanol.”

     Registrant’s response: We have revised the prospectus cover page and forepart of the prospectus as suggested.

6. Please consider deleting the table on this page. Since this offering has no underwriters, this table is repetitive of the preceding information about the minimum offering, the maximum offering, and the offering prices.

     Registrant’s response: We have revised the prospectus cover page as suggested.

7. Also, the first full paragraph after your table contains too much detail for a cover page. See Item 501(a) of Regulation S-B. Please revise. Rely on your Summary to provide information about your business and financial needs.

     Registrant’s response: We have revised the prospectus cover page as suggested.

8. The cross-reference to your Risk Factors section must be highlighted by prominent type or other manner. See Item 501(a)(5) of Regulation S-B. Therefore, please make your cross-reference more prominent by separating it from the Commission Legend.

     Registrant’s response: We have revised the prospectus cover page as suggested.

9. On this page, and throughout your document, please more clearly state when your offering will end. See Item 501(a)(9)(iii) of Regulation S-B. Currently, you state that your offering will terminate at the earliest of either your receipt of the minimum amount of funds and a written debt financing commitment, one year from the effective date of this registration statement, or the offering’s termination.

     Registrant’s response: We have revised the prospectus cover page and the relevant disclosures under the following headings: “Prospectus Summary,” “Management’s Discussion and Analysis and Plan of Operation – Project Capitalization,” and “Plan of Distribution – The Offering,” to more clearly state that the offering will end no later than one year from the effective date of the registration statement. The revised disclosures also state that if we sell the maximum number of units prior to one year from the effective date of the registration statement, the offering will end on the date that the maximum number of units has been sold. We also disclose that we may end the offering any time after we have sold the minimum number of units and prior to one year from the effective date of the registration statement.

10. Also, please clarify on what conditions you may terminate the offering. You state that you will not close your offering until you receive the minimum amount of subscriptions and secure a written debt financing commitment. However, in other sections of this document, you condition the closing of your offering on receiving the minimum amount of subscriptions and the passing of one year from the time this registration statement becomes effective. In these other sections, regarding debt financing, you state only that you will need to obtain debt financing to fully capitalize this project, you do not state that it is a condition upon which closing the offering depends. Therefore, please clarify the conditions of your offering and make them consistent throughout your document.

     Registrant’s response: We have revised the disclosures in the prospectus cover page and throughout the document to more clearly distinguish between the conditions of releasing funds from escrow and the closing of the offering. The disclosures in the prospectus cover page and under the following headings: “Prospectus Summary,” “Risk Factors,” and “Plan of Distribution,” now indicate that even if we successfully close the offering by selling at least the minimum number of units prior to one year from the effective date of the registration statement, we must still obtain a written debt financing commitment and satisfy the conditions for releasing funds from escrow before the equity proceeds will be available to us.

Prospectus Summary, page 1

11. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The Summary is only intended to provide a brief snapshot of the offering. Therefore, please consider making the following changes:

•	reducing the excess detail of many of your subsections, such as your “Membership in Siouxland Ethanol and Our Operating Agreement” subsection;

•	removing entire subsections from your Summary section and placing them in your document’s subsequent sections, such as your “Management of Siouxland Ethanol,” “Distributions to Unit Holders,” and “Important Notices to Investors” subsections, as some subsections have information that is not material enough to merit Summary disclosure; and

•	deleting repetitive information contained elsewhere in your Summary, in this section, or in other parts of your document, such as some of the information in your “Financing Plan,” “Financial Information,” and “Suitability of Investors”

These are only examples. Please thoroughly revise your Summary section accordingly. We may have further comments based upon your revisions.

     Registrant’s response: We have revised the prospectus summary as suggested.

12. In this section, please clarify that you have three alternatives if you receive at least the minimum amount of equity funds but you are unable to receive a debt financing commitment before the offering closes. On page 21 of this document you state that you will either begin plan construction with the equity funds while seeking another debt financing source, you will hold the funds indefinitely while seeking another funds source, or you will return the equity funds to your investors.

     Registrant’s response: We have revised our disclosure contained in “Our Financing Plan” under the prospectus summary to identify the three alternatives available to us in the event we are unable to satisfy the loan commitment conditions prior to closing the offering. We have also revised the disclosure to clarify that these alternatives are only available if we have sold the minimum number of units prior to one year from the effective date of the registration statement.

The Offering, page 1

13. Please disclose when this offering will commence.

     Registrant’s response: We have revised the disclosure to state that the offering will commence as soon as possible after our registration statement has been declared effective.

14. Please disclose which officers and directors will be offering securities on your behalf. If the officers and directors listed on the top of page six are the individuals who will be offering your securities, please revise to clarify.

     Registrant’s response: We have revised this disclosure to indicate that the officers and directors listed on the top of former page 6 are the individuals who will be offering our securities.

The Project, page 1

15. We note you disclose risks related to the construction of the ethanol plant and that you have no definitive binding agreement with any contractor outside the signed letter of intent to design and build a plant. Please revise in this section and throughout your document to clarify that the $76.7 million is not a firm estimate, but just a preliminary estimate of costs of an ethanol plant similar to the one that maybe designed and built. Also, please revise in the body of the document, such as in your Management’s Discussion and Analysis section, to clarify the basis for this estimate and the major assumptions used to calculate this amount.

     Registrant’s response: We have revised the disclosure as suggested. Please refer to the revised disclosures under the following headings: “Prospectus Summary – The Project” and “Management’s Discussion and Analysis and Plan of Operation.”

Escrow Procedures, page 4

16. You state that you will return promptly your prospective buyers’ investment plus nominal interest, less a deduction for escrow agent fees if you are unable to meet the requirements of the offering or you terminate the offering prior to its closing. Please disclose briefly whether the escrow fee deduction could result in your investors receiving less than their full investment if you return their money. If the escrow fee exceeds the interest and will not be paid with your investors’ funds, please disclose with what funds you will pay the fee.

     Registrant’s response: We have revised the disclosure under “Prospectus Summary – Escrow Procedures” to indicate that the investor will not receive less than his or her full investment if we return the money. Escrow fees in excess of interest earned on the escrowed funds will be paid from our seed capital proceeds. Section 10 of the Escrow Agreement states that escrow fees will be paid from interest only and not from principal and further provides that Siouxland Ethanol will be responsible for any extraordinary costs and fees.

17. Please discuss prominently that once a prospective investor executes the subscription agreement, the investor may not withdraw funds from escrow, sell their interests, or otherwise cancel the agreement.

     Registrant’s response: We have added this suggested disclosure to the “Prospectus Summary – Subscription Procedures” at the beginning of the third paragraph in bold font.

Risk Factors, page 6

18. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky, and you should place these factors in context so your readers can understand a specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) or Regulation S-B. As examples, please consider the following risk factors:

•	“Any agreements with lenders may require us to abide by restrictive loan covenants that may hinder our ability to operate.”

•	“Agreements that have not been finalized may never be finalized or may significantly change in ways that reduce the value of your investment.”

•	“A change in environmental regulations or violations thereof could result in the devaluation of our units and a reduction in the value of your investment.”

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 10 and the third risk factor on page 14. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section, and whether certain risk factors can be combined so they are not repetitive. Accordingly, please revise to more precisely articulate the risks to you offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments base upon your revisions.

     Registrant’s response: We have made extensive revisions to our risk factors as suggested. We have eliminated risks that are generic to any issuer or offering and have revised our description of the risks to more clearly state how the specific risk applies to our company and its proposed business. Please refer to pages 7 through 19 to review our revised risk factors.

Siouxland Ethanol has no operating history, which could result in errors..., page 8

19. In this subsection, you state that your proposed operations are “subject to all the risks inherent in the establishment of a new business enterprise.” Please disclose if there are additional risks you have failed to mention in your Risk Factors section. Otherwise, please consider deleting the above quoted phrase.

     Registrant’s response: We have deleted the phrase from this risk factor.

Agreements that have not yet been finalized may never be finalized..., page 8

20. You state that your prospectus makes reference to documents and agreements that are not yet final or executed, and in some instances these documents and agreements are not even in draft form. Throughout your prospectus, please disclose which of your documents or agreements have not been finalized and at what developmental stage are each of your documents and agreements.

     Registrant’s response: We have revised our prospectus to indicate the developmental stage of each of our documents and agreements. We now state with respect to agreements and documents not yet final that we have not yet negotiated, discussed, reviewed or executed the agreement being described. Please refer to the revised disclosures under the headings, “Risk Factors,” “Management’s Discussion and Analysis and Plan of Operation,” and “Description of Business.”

The IRS May Classify Your Investment as Passive Activity Income, Resulting..., page 15

21. Please discuss briefly what the Internal Revenue Service classifies as a “passive activity.”

     Registrant’s response: We have revised the disclosure as suggested.

Use of Proceeds, page 17

22. Please integrate this section with your section entitled Estimated Use of Proceeds.

     Registrant’s response: We have integrated this section as suggested.

23. Also, please identify the persons from whom any assets will be purchased, and if any of these assets will be acquired from your affiliates or their associates, please set forth the principal you used in determining their costs to you. See Instruction 2 to Item 504 of Regulation S-B.

     Registrant’s response: We do not yet know every person from whom assets will be purchased or otherwise acquired. However, for those persons from whom we already know we will purchase certain material assets, we have revised this disclosure to identify the person, the asset and the person’s relationship to us. Since we do not currently expect to purchase assets from any affiliate or any associates of an affiliate, the revised disclosure does not discuss the principal used in determining the costs of such assets.

Determination of Offering Price, page 17

24. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require at least $30,640,000 in loans or government grants after your offering. Therefore, please provide the factors you considered in determining the offering price of $10,000. See Item 504(a) of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $5,000 per unit contributed to the calculation of the offering price.

     Registrant’s response: We revised the disclosures contained in “Determination of Offering Price” to indicate that we determined the offering price of $10,000 per unit based primarily upon our cost of capital analysis, which concluded that a certain level of debt capital would produce the most efficient cost of capital. We also determined our capitalization requirements based upon historical industry standards. In addition, our revised disclosure indicates that in setting the offering price of $10,000 per unit we considered the impact of our recent private placement offering price of $5,000 per unit.

Capitalization, page 19

25. We note that you do not have a commitment for financing. Please advise or revise to clarify the basis for your pro forma presentation of long-term debt.

     Registrant’s response: As suggested, we have revised the footnote regarding long-term debt to disclose the basis for our pro forma presentation.

Management’s Discussion and Analysis and Plan of Operation, page 20

26. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to you business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

     Registrant’s response: We have expanded our disclosures in this section to discuss the industry-wide factors relevant to our business and the trends and uncertainties related to our future operations. Our revised disclosures discuss how these trends and uncertainties may impact our ability to generate revenues, manage our costs of goods sold and earn net income. Please refer to our revised disclosures contained under the heading, “Management’s Discussion and Analysis and Plan of Operation.”

27. In this section, please disclose the number of employees you have currently and your plans for any significant changes in this number in the future. See Item 303(a)(1)(iv) of Regulation S-B.

     Registrant’s response: We have revised this disclosure as suggested.

28. You disclose a proposed offering price of $10,000 for each membership unit and we note you sold 195 membership units during November 2004 for $5,000 per unit. Please expand your Management’s Discussion and Analysis section to include the following information:

•	a list of the units sold to date and a discussion of the factors and methods used in determining fair value at the time of each issuance; and

•	a discussion of the factors contributing to the difference between the fair value as of the date of grant and the estimated offering price.

Please include a summary of key events that have occurred since November 2004 which represent activities that have contributed to the substantial increase in the valuation of your business.

     Registrant’s response: We have expanded our Management’s Discussion and Analysis section as suggested.

Project Capitalization, page 21

29. You stated that you have three alternatives if you receive at least the minimum equity funds but do not satisfy the loan commitment conditions before closing the offering. In one alternative, you state you will begin plant construction with the equity funds while seeking another debt financing source. Please disclose how long you can satisfy your cash requirements while you are beginning construction and you are searching for a debt financing source if you receive the minimum amount of proceeds and if you receive the maximum amount of proceeds. Also, please disclose what you will do if your equity funds run out and you still have not found a debt financing source. See Item 303(a) of Regulation S-B. Further, please include this as a risk factor.

     Registrant’s response: We have revised this disclosure as suggested and have included an additional risk factor under the risk factor heading, “Risks Related to Our Financing Plan.”

30. Also, in another alternative, you state you will hold the raised funds “indefinitely” while you seek another debt financing source. Again, please disclose how long you can satisfy your cash requirements while you are searching for a debt financing source, without beginning the plant construction, if you receive the minimum amount of proceeds and if you receive the maximum amount of proceeds. Further, please be more specific about how long you will hold these funds before deciding you will not be able to find a debt financing source, and please discuss what you will do with the funds and interest if you fail to find financing after this time. Finally, please include this as a risk factor.

     Registrant’s response: We have revised this disclosure as suggested and have included an additional risk factor under the risk factor heading, “Risks Related to Our Financing Plan.”

Liquidity and Capital Resources, page 22

31. In a separately captioned section, please revise your disclosure to include any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. If there are none, please state this in your revised disclosure. See Item 303(c) of Regulation S-B.

     Registrant’s response: We have revised this disclosure as suggested.

32. Please revise your disclosure to provide the current status of your negotiations to obtain the additional financing for the plant in excess of the funds being raised by this offering.

     Registrant’s response: We have revised this disclosure as suggested.

Critical Accounting Policies, page 22

33. Your current disclosure does not discuss the types of assets or liabilities that you estimate. Please revise to include the types of assets, liabilities, and expenses that you currently estimate and how you determine the amounts estimated. If there are no significant estimates, please state this in your disclosure.

     Registrant’s response: We have revised this disclosure to indicate the only significant estimate relates to deferral of expenditures for offering costs.

Grants, Government Programs and Tax Increment Financing, page 22

34. You state that the Commodity Credit Corporation Bioenergy Program is scheduled to expire on September 30, 2006 and your plant will not be completed until spring 2007. Please disclose whether you have developed your plant proposal assuming that the program will be extended. If so, please tell us why you believe the program will be extended and the impact on you if it is not extended. If your plant proposal does not assume the extension of the program, please tell us why you have included a discussion about the program in your document. Further, we note you provided the elimination of this program as a risk factor, therefore please revise your disclosure in that section as well.

     Registrant’s response: Our plant proposal does not assume that the program will be extended. We have included a discussion about the program to disclose that we may compete with other plants receiving Bioenergy program payments. We have revised our disclosure in this section and in the risk factor section accordingly.

35. Please disclose the reasons you were rejected previously for the project development grant from the U.S. Department of Agriculture in the amount of $400,000. Also, please assess the likelihood you will receive the grant this year based upon the reasons for your previous year’s rejection.

     Registrant’s response: We have revised our disclosure as suggested.

Estimated Sources of Funds, page 24

36. Since the Northeastern Nebraska Railroad Grant, the Community Development Block Grant, and the Tax Increment Financing from Jackson are only possible sources of funds, please disclose how you will replace the $3,500,000 if these sources fail to provide you with any funds, or if they provide you will fewer funds than you anticipate.

     Registrant’s response: We have revised the disclosure in this section to indicate that we will need to raise additional equity proceeds if we fail to receive these grants and tax increment financing.

Description of Business, page 26

37. Please disclose your year of organization. See Item 101(a)(1) of Regulation S-B.

     Registrant’s response: We have revised this disclosure as suggested.

Primary Product – Ethanol, page 27

38. You state that you intend to market your ethanol through an experienced ethanol marketer. In this section, please disclose any discussions you had with any ethanol marketer. If you have not had any of these discussions, please state this in your document.

     Registrant’s response: We have revised this disclosure to indicate the status of our engagement of an ethanol marketing company.

By-Products, page 29

39. Please state whether you have engaged any company to market your distillers grains nationally. If you have, please disclose the company and file the agreement with us as an exhibit. If you have a marketing company, please state this in your document.

     Registrant’s response: We have revised this disclosure to indicate the status of our engagement of a distillers grains marketing company.

Grain origination and risk management, page 31

40. In this section, you define hedging. Additionally, please explain forward contracts, futures, and option contracts.

     Registrant’s response: We have revised the disclosure in this section to provide further explanation of forward contracts, futures and options contracts.

Regional ethanol markets, page 32

41. You provide examples of regional markets as Chicago, St. Louis, Denver, and Minneapolis. However, it appears that none of these cities will be your regional market, because your plant will not be near any of these cities. It appears that your regional market will be around Sioux City, IA. Sioux City is much smaller than the cities you mentioned. Therefore, please revise this section by discussing your regional market’s size and characteristics.

     Registrant’s response: We have revised this section to explain that we intend to reach the regional markets in Chicago, St. Louis, Denver and Minneapolis through the Williams Pipeline Terminal located in Sioux City, which is approximately 20 miles from our prospective plant site.

Federal Ethanol Supports, page 36

42. Since the 109th Congress has commenced, any legislation that was introduced in the previous Congress must be reintroduced in this Congress. Therefore, please consider updating your reference to S. 791 of the 108th Congress or disclose the legislation’s prior relevance to your offering.

     Registrant’s response: We have revised this section to delete the detailed discussion regarding S. 791 in the 108th Congress. We have included a brief reference to the prior legislation in this section for the purpose of disclosing the failure to pass similar legislation in last year’s Congress.

Project Location and Proximity to Markets, page 37

43. Please disclose what you mean by the “hazardous conditions” that you may encounter on the plant sites.

     Registrant’s response: We have revised this disclosure to indicate that we are referring to environmental hazardous conditions.

Natural gas, page 39

44. You state that your plant could consume approximately 1,600,000 Million British Thermal Units per year. Also, you state that natural gas prices have risen from approximately $3.00/mcf to nearly $5.00/mcf. So your readers will be able to understand better your disclosure, please provide an approximate cost estimate for the amount of consumption per year your plant will require.

     Registrant’s response: We have revised this disclosure as suggested.

Water, page 40

45. You state that you anticipate drilling two 700 gallon per minute wells “at the site” to handle your water needs. Please disclose why you believe you will be able to drill two wells that discharge such quantities of water. Please discuss this for both of the properties upon which you have options and may locate your plant.

     Registrant’s response: We have revised our disclosure to indicate the basis for our belief that we will be able to drill two wells discharging these quantities of water.

Methane Gas, page 40

46. You reference your prospective plant site, but you have two possible sites on which you are holding options. Although you do not anticipate using the site four miles west of Jackson, Nebraska, please disclose the methane resources surrounding that site as well as the site one mile west of Jackson, Nebraska.

     Registrant’s response: We have revised this disclosure to state that we expect the methane resources surrounding our current prospective plant site to also be available at the alternative site and our basis for that belief.

47. Please disclose in greater detail your plan to utilize the methane gas of your site’s neighboring land fill to operate your plant.

     Registrant’s response: We have expanded our disclosure regarding a potential opportunity to utilize methane gas from the prospective plant site’s neighboring landfill to power our ethanol plant.

Our Primary Competition, page 40

48. Please estimate your competitive position relative to the competitors you mention in your table, and please discuss your principal methods of competition. See Item 101(b)(4) of Regulation S-B.

     Registrant’s response: We have revised this disclosure as suggested.

Employees, page 44

49. You state that your only current employee is your office manager, Jean Beach. However, in your Executive Compensation section, you list Tom Lynch as your president, Pam Miller as your vice president, John Kingsbury as your treasurer, and Doug Garwood as your secretary. Further, you state that Bill Riechers and Darrell Downs are serving as project coordinators. Please include these individuals, and any others with similar responsibilities, as employees in this section. See Item 101(b)(12) of Regulation S-B.

     Registrant’s response: We have revised this section as suggested.

ICM, Inc., page 45

50. Please disclose how ICM’s “very successful new design for distiller’s dried grains dryers” differs from the old design. Also, please disclose on what basis you state that ICM’s new design is “very successful.”

     Registrant’s response: We have revised this section to delete language that is not essential to understanding ICM’s role in our project.

51. Please revise this section to discuss ICM’s business using clear and concise language. For example, we note that you have not defined certain terms and phrases, such as “dried grains dryers,” “methanator” and “near zero process water discharge.”

     Registrant’s response: We have revised this section to delete language that is not essential to understanding ICM’s role in our project.

Regulatory Permits, page 46

52. To the extent reasonably known, please estimate the costs and effects of complying with the environmental laws you are must follow. See Item 101(b)(11) of Regulation S-B.

     Registrant’s response: We have revised the disclosure in this section to state the estimated cost of complying with applicable environmental laws and regulations.

53. You state that you may be subject to regulations on emissions from the Environmental Protection Agency. Yet, you say also that the agency’s statutes and rules do not require you to obtain separate approval regarding your plant’s construction and operations. Please clarify whether there are any Environmental Protection Agency rules or regulations with which you must comply. If there are, please revise your document to be consistent.

     Registrant’s response: We have revised our disclosure in this section to indicate that we are subject to EPA rules and regulations, which the EPA has authorized the state of Nebraska to enforce.

Directors, Executive Officers, Promoters and Control Persons, Page 48

54. You state that your initial board of directors will serve until the first members’ meeting following the “substantial completion” of the ethanol plant. By contrast, on page 63 of this document, you state that initial terms of service of your current directors may not expire until the 2007 members meeting. However, previously in your document, you stated that you may hold your members’ funds indefinitely while searching for debt financing before you construct your plant. Alternatively, you state that you could commence construction of the plant using the equity funds while seeking debt financing. Therefore, if you hold the money indefinitely or construction less than a substantial portion of the plant, it appears that your initial board of directors could serve longer than until 2007. If true, please disclose what recourse your unit holders would have in this situation, if any. Also, please consider discussion as a separate risk factor the extended but uncertain term of your board of directors.

     Registrant’s response: We have revised our disclosures to consistently state that the initial board of directors could serve longer than until 2007 if we are unable to obtain financing and build the plant on the timetable we currently anticipate. We have included an additional risk factor under the risk factor heading “Risks Related to Siouxland Ethanol as a Development Stage Company.”

Business Experience of Directors and Officers, page 49

55. You must describe briefly the business experiences of your officers and directors for the last five years without any gaps or ambiguities. See Item 401(a)(4) of Regulation S-B. Currently, you describe only these individuals’ present employment position and their ownership situations. Therefore, please revise this section to discuss each person’s business experiences from 2000 to the present.

     Registrant’s response: We have revised this section as requested.

56. Please describe the business of Meisner Management Services, LLC that your director, Donald Meisner, operates. Also, please disclose the agricultural businesses for which your director, Bill Riechers, is a project coordinator and consultant. Further, please elaborate on Mr. Riechers’s involvement in agricultural products sales and marketing, and please disclose for whom Mr. Riechers’s performed these functions.

     Registrant’s response: We have expanded this disclosure as requested.

Executive Compensation, page 53

57. Please describe any standard arrangements, stating the amounts, for which your directors are compensated, including any additional amounts payable for committee participation or special assignments. See Item 402(f) of Regulation S-B. If you have none of these arrangements, please state this in your document.

     Registrant’s response: We have revised our disclosure to indicate we do not have any other compensation arrangements with our directors or officers.

Transactions with Fagen, Inc., page 54

58. Since Matt Sederstrom is your director and member, and he is employed by Fagen, Inc. as a project developer for fuel ethanol facilities, please disclose whether the terms of your letter of intent with Fagen, Inc. are comparable to those you could have obtained from an unaffiliated third party. See Item 404 of Regulation S-B.

     Registrant’s response: We have revised our disclosure in this section to indicate that the terms of the letter of intent with Fagen, Inc., are comparable to those we could have obtained from an unaffiliated third party.

59. Also, please disclose whether the terms of your consulting agreements with your directors, Darrell Downs and Bill Riechers, to serve as your project coordinators for your plant development, financing, and construction are comparable to those you could have obtained from an unaffiliated third party. See Item 404 of Regulation S-B.

     Registrant’s response: We have revised our disclosure in this section to indicate that the terms of the consulting agreement with Bill Riechers and Darrell Downs are comparable to those we could have obtained from an unaffiliated third party.

Plan of Distribution, page 54

60. Please disclose whether the persons offering the securities on your behalf will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor rule.

     Registrant’s response: We have revised this disclosure as suggested. The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

1) The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2) The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3) The directors and officers are not at the time of their participation associated persons of a broker or dealer.

4) The directors and officers meet all of the following conditions:

•	The directors and officers primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

•	The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

•	The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.

Summary of Promotional and Sales Material, page 57

61. You state that in addition to and apart from your prospectus you may use certain promotional and sales material in connection with your offering. For example, we note you will mail information to area residents, generate news articles, and advertise in local media. Please tell us in greater detail the type of promotional sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933.

     Registrant’s response: We recognize that Section 5 of the Securities Act of 1933 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. As of the date of this letter, we are in the process of preparing sales materials such as mailing brochures and power point presentations but have not yet completed any sales material intended to promote the sale of units offered in this prospectus. These materials will be used in our informational meetings with investors and in mailings to local area residents. Any communication preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.

Federal Income Tax Consequences of Owning Our Units, page 64

62. We note you have filed a tax opinion with this amendment. As this section represents the opinion of counsel, please delete any reference here that suggests the disclosure is a “summary” of the tax consequences.

     Registrant’s response: We have revised this section as suggested.

Legal Matters, page 73

63. In this section, please state that the validity of the tax disclosure will be passed upon for you by Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.

     Registrant’s response: We have revised this section as suggested.

Statement of Operations, page F-4

64. You disclose in the Executive Compensation section on page 54 that your officers have not received any compensation for services rendered since you inception. We believe that your financial statements should reflect all of the costs of doing business. Therefore, please advise us or revise your financial statements to reflect the fair value of the services provided by the officers at no cost as a capital contribution with a charge to the appropriate expense accounts. See SAB Topics 1:B and 5:T.

     Registrant’s response: SAB Topic 1:B addresses costs incurred by others on behalf of a subsidiary, while Topic 5:T addresses expenses or liabilities paid by principal stockholders. In both of these topics, there was actual consideration (either cash or stock) paid by someone other than the company for company related expenses.

     Our officers provide services only as directors of the Company. None of these individuals devotes full-time activities on behalf of the Company and no records of time spent in a director capacity have been kept. Typically, board members of small enterprises are not compensated, other than de minimis amounts for such services. The services provided by our officers are those typically not compensated for. All management services of the Company are being performed by the office manager or other consultants. No Company related expenditures have been made by others on behalf of the Company. The financial statements, therefore, do include all costs associated to our initial start up activity.

     The only other authoritative guidance related to donated services is SFAS 116 that relates to not-for-profit entities. Paragraph 5.52 of the AICPA Not-For-Profit Industry Audit and Accounting Guide, which refers to SFAS 116, states that contributed services are to be recognized if they would typically need to be purchased by the entity, requires specialized skills and are provided by individuals with those skills. We do not believe the oversight services provided by our board of directors, including our officers, rises to the level of specialized services. Also, as owners, it does not appear that services rendered by directors would be within the definition of contributed services as defined in SFAS 116. Our attorneys provide all our legal and securities consulting, our third party accountants provide us our outsourced accounting assistance and preparation of our financial statements and our other consultants provide us specific project related services including seeking sources of financing.

Notes to Financial Statements, page F-7

65. Please disclose in a footnote the types and amounts of the transactions you have with related parties such as officers. See SFAS 57.

     Registrant’s response: Related party transactions have been disclosed as follows:

•	Contract with Fagen – disclosed in Note 4 (Board member Matt Sederstrom is an employee of Fagen). Note has been changed to say “related party”. Additionally, the language from page 53 of offering has been added: An employee of the contractor is a member and director of the Company.

•	Consulting agreement – disclosed in Note 4, paragraph 7 (Board member Bill Riechers is the first consultant mentioned and also on retainer with Fagen, Inc.) The first sentence of this paragraph has been changed to read: “...with two related parties...” A sentence has been added to clarify that: “the first consultant is a member and director of the Company as well as engaged as a consultant for the Company’s general contractor and that the second consultant is also a member and director of the Company.”

     There are no related party transactions with officers.

Accounting Estimates, page F-7

66. Supplementally, please explain to us the types of amounts that you include in deferred costs which require estimating and why. Also, please revise here, and under deferred costs, to identify those costs that are estimated.

     Registrant’s response: The occurrence or non-occurrence of successful equity financing through this offering is what makes the estimate of deferred offering costs significant. The deferral of the total amount, rather than the types of costs or the determination of a method for classifying which amounts to include, is what makes this a significant estimate. The types of costs included in deferred offering costs are costs directly related to raising equity financing through this registration statement, such as legal and accounting costs associated with preparation of the registration statement.

Note 2, Development Stage Enterprise, page F-8

67. Please clarify the current status of your plans to enter into a binding agreement to construct an ethanol plant, the anticipated costs of this facility, how you plan to finance its construction, the date you expect to commence construction, and the anticipated completion date.

     Registrant’s response: No changes have been made to the status of plans regarding the development stage enterprise. Although we intend to enter into a binding agreement with Fagen, we have not done so. Any status changes will be disclosed as they occur. The anticipated cost of the project, $76,640,000, as well as the expected contract price with Fagen, $56,619,000, is disclosed in Note 4 under “Design Build Letter of Intent”. Our plans for financing the construction are also included there. The expected commencement of construction in 2005 and completion of the plant, spring 2007, is disclosed in Note 1, Nature of Business.

Note 3, Members’ Equity, page F-8

68. Please disclose a description of your issued units, your capital structure, and any unusual rights or privileges of your membership units. See paragraphs 17-18 of SFAS 129.

     Registrant’s response: As suggested, we added the following statement to the balance sheet under members’ equity: “Member contributions 195 and 10 units outstanding at March 31, 2005 and September 30, 2004, respectively.” We added the following sentence to Note 3: “The Company has one class of membership units.” Because there is only one class of membership units, there are no unusual rights or privileges.

Note 5, Commitments and Contingencies, page F-8

69. You disclose several contracts or agreements that you have recently entered into with third parties. Supplementally, please clarify if in any of these arrangements the consideration given up as payment for these services has been membership units similar to those being offered in this registration statement. If so, please tell us the amount of units issued and how you determined their fair market value, including the assumptions used. Further, please address the source of funds for these various contracts in your Liquidity and Capital Resources section.

     Registrant’s response: The only contracts involving consideration in the form of membership units are our consulting agreements with two individuals disclosed in Note 4. The fair value of these services will be based on the offering price per unit in our registration statement and recorded in the financial statements once we incur that obligation. The source of funds for these contracts is discussed in paragraph 2 of the Liquidity and Capital Resources section.

Design Build Contract, page F-8

70. We note in your disclosure that you have signed a letter of intent to contract with an unrelated party to build the ethanol plant. However, your heading suggests that you have a “contract” with someone to build a facility. Supplementally, please tell us and revise your disclosures to clarify the nature of the document you signed, the expiration date of the letter of agreement, and what penalties, if any, you might incur if you subsequently make the decision not proceed with a binding agreement.

     Registrant’s response: We changed the caption to “Design build letter of intent” to clarify the nature of the agreement we currently have. We also added the following paragraph from that agreement: “The letter of intent shall terminate on December 31, 2005 unless the basic size and design of the facility have been determined and agreed upon, a specific site or sites have been determined and agreed upon, and at least 10% of the necessary equity has been raised. Further, the letter of intent terminates at December 31, 2006 unless financing for the facility has been secured. Either of the termination dates may be extended upon mutual written agreement.”

     There are no penalties that may be incurred should the letter of intent never become a binding construction contract.

Utility and construction contracts, page F-9

71. Please revise your disclosure to clarify and specify, where applicable, the start date of the contract or agreement for services and if there are monthly payments or just a flat, one-time fee arrangement.

     Registrant’s response: We clarified in paragraph one that the fee is a one-time fee. Additionally, we clarified paragraph two to indicate that initial performance of a feasibility study is for a one-time fee not to exceed $5,000 with future consulting agreements to be determined by the results of the initial study. We also clarified paragraph three to indicate that the agreement is with an unrelated party.

Note 6, Subsequent Events, page F-9

72. You disclose the option to purchase several parcels of land in Dakota County, Nebraska. Please revise your disclosures to clarify if all of these parcels of land are a part of your comprehensive plans to acquire a large parcel of land in connection with and in the area where you contemplate building the ethanol plant you discuss throughout the filing.

     Registrant’s response: Additional disclosure has been made regarding the land options and their relationship to a comprehensive plan for the ethanol plant site. This disclosure is now in Note 4 under Land Contracts as follows:

     Paragraph 1 under Land Contracts: Final sentence added – The Company’s comprehensive plan for construction of an ethanol plant contemplates using this site, in conjunction with the two sites discussed in Footnote 6, which the Company entered into land option contracts on, subsequent to December 31, 2004. These three sites are adjacent to each other and are anticipated to be the site of the ethanol plant.

     Paragraph 4 under Land Contracts: Final sentence added – This option contract is for a back-up site for the ethanol plant, in the event that the site with the three land option sites discussed above is not feasible.

Item 28, Undertakings, page II-4

73. Please revise the first sentence of your paragraph (1)(ii) to reflect the language in Item 512(a)(1)(ii) of Regulation S-B.

     Registrant’s response: We have made the suggested revision.

Signatures, page II-5

74. In your first set of signatures, John Kingsbury signed your document in his capacity as Principal Accounting Officer. Also, please have your Principal Accounting Officer sign in that capacity in your second set of signatures. See Instruction 1 to the Instructions for signatures.

     Registrant’s response: We have revised the signature documentation as requested.

Exhibits 5.1 and 8.1

75. In your counsel’s legality and tax opinions, counsel disclaims any obligation to revise or supplement its opinions as to future changes of law or fact. Also, counsel states that the opinions expressed shall be effective only as of the date of the opinion letter, which is March 21, 2005. These are unacceptable qualifications of the opinions. Legality and tax opinions must be valid as of the registration statement’s effectiveness date. Therefore, please have counsel revise its opinions to eliminate those qualifications. Alternatively, counsel may file its opinion on the date of effectiveness.

     Registrant’s response: Our legal counsel will file its opinion on the date of effectiveness.

Additional Changes and Updates by the Registrant:

     We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:

Risks Related to Conflicts of Interest:

     We have included a new risk factor to expand disclosure relating to Bill Riechers’ relationship with Fagen, Inc.

Regulatory Permits:

     We have updated our disclosures in this section to supplement specific information relating to Nebraska permitting issues.

Updated Financial Statements:

     Pursuant to Item 310 of Regulation S-B, we have included our unaudited financial statements for the quarter ended March 31, 2005.

Status of Review of Form SB-2 by Iowa, Nebraska and South Dakota Securities Departments

     Iowa: We have received a comment letter from the Iowa Securities Bureau dated April 28, 2005, a copy of which is enclosed for your review. We have responded to Iowa’s comments by letter dated May 19, 2005, a copy of which is enclosed for your review. Please note that the redlined Pre-Effective Amendment No. 1 and redlined Exhibit 4.2 – Subscription Agreement includes changes made pursuant to Iowa’s comments.

     Nebraska: We are waiting to receive comments from Nebraska. We will provide a copy of Nebraska’s comments to you as soon as they are available.

     South Dakota: South Dakota has indicated it will hold its comments until review of our responses to the SEC’s comments.

Sincerely, SIOUXLAND ETHANOL, LLC
By:	/s/ Tom Lynch
Tom Lynch, Chairman, President and
Chief Executive Officer

Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities Thomas E. Alberts, Iowa Securities Bureau Leonore Friez, South Dakota Division of Securities